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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              DATED APRIL 23, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                           ------------------------

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


                           ------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F  X          FORM 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       YES                   NO  X
                           ---                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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


                           INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ASE TEST LIMITED


Dated: May 8, 2002                          By: /s/ Joseph Tung
                                               --------------------------------
                                                Name:  Joseph Tung
                                                Title: Director

ASE TEST LIMITED                                                     May 8, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.      886-2-8780-5489            Mobile    886-920-189-608
Fax.      886-2-2757-6121            email:    jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.      408-567-4383               email:    rwei@iselabs.com
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                 ASE TEST LIMITED ANNOUNCES APRIL 2002 REVENUES

TAIPEI, TAIWAN, R.O.C., MAY 8, 2002 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated April 2002 net revenues were US$24.91 million. Compared to prior periods, the April figure represented an increase of 6% year-over-year and a drop of 4% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                      April     March     April       YoY    Sequential
(US$000)               2001      2002      2002    Change        Change
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Net Revenues         23,609    25,883    24,913        6%           -4%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

US$000

30,000
                                                                                                  25,883
                                                                                                             24,913
                                                      23,270
                                           22,669                           22,431
                                21,418                           21,467
25,000               20,221                                                            20,656
          18,887
20,000

15,000

10,000

 5,000

     -

          Jul '01    Aug '01    Sep '01    Oct '01    Nov '01    Dec '01    Jan '02    Feb '02    Mar '02    Apr '02